EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

March 5, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO CONTINUES TO BUILD ITS PROFESSIONAL MINING TEAM

Avino Silver & Gold Mines Ltd. (“Avino” or “The Company”) is pleased to announce the appointment of new team members that will serve a pivotal role in Avino’s expansion plans.

With development work already underway to re-open the Avino vein, the Company has acquired the services of Mr. Gerardo Mejia for the role of mine superintendent.  Mr. Mejia is very familiar with the underground workings at the Avino vein as he was the last superintendent at Avino before the operation ceased in 2001.  Since his last post at Avino, Mr. Mejia has worked for Capstone Gold at its Cazamin Mine in the State of Zacatecas, a Mexican mining group in Durango called Minas de Basis at El Herrero Mine, as well as for Pan-American Silver at its La Colorada Mine in the State of Zacatecas.  Mr. Mejia graduated in 1994 from the Mining, Metallurgic and Geology School from Zacatecas University

Avino has also retained the services of two new field Geologists, namely, Mr. Bartolome Gonzalez and Mr. Sergio Portillo to help with both surface and underground exploration.  Mr. Gonzales’ previous post was as the head of the mining unit “Cozamin” which belongs to Capstone Mining Corps. Mr. Portillo joins us from Rojo Resources where he served at the Rodeo project in Durango Mexico where he oversaw diamond drilling and geochemical sampling.

The Company also wishes to announce the appointment of Mr. Malcolm Davidson to replace Ms. Lisa Sharp as Chief Financial Officer of the Company.  The Company would like to take this opportunity to thank Ms. Sharp for her contributions to the Company throughout her years of service and we wish her the very best in her future endeavor.

Mr. Davidson recently completed the Chartered Accountant School of Business and for the past 8 years articled with a Vancouver based Chartered Accountant firm. During this time, Mr. Davidson specialized in Assurance, Corporate Taxation, and Business Advisory engagements. Mr. Davidson graduated from the British Columbia Institute of Technology and received his diploma in Financial Management. Mr. Davidson also serves as the Chief Financial Officer for two other publicly traded companies and brings significant financial reporting knowledge and expertise to the Company.

ON BEHALF OF THE BOARD

“David Wolfin”
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David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.